                                                                  EXHIBIT A


August 27, 1999

Mr. Richard L. Huffsmith
Vice President/General Counsel
Jewelcor Companies
100 North Wilkes-Barre Boulevard
Wilkes-Barre, Pennsylvania 18702

          Re: Designs, Inc. Annual Meeting


Dear Mr. Huffsmith:

             I am responding to your letter of August 26, 1999 to Scott Semel relating to the Designs annual meeting date. Absent unforseen events, Designs is committed to holding the annual meeting of stockholders on October 4, 1999.

             We object to your characterizations of events in your letter, and note in particular that the meeting was postponed to October 4th because proxy materials of both Designs and Jewelcor had not been cleared by the SEC and Designs wanted to ensure that stockholders had adequate time to consider the issues before them.

             We respectfully suggest that filing a lawsuit relating to the meeting date will unnecessarily divert attention and resources from matters which are of greater importance to the stockholders.


                                          Very truly yours,


                                          Louis A. Goodman

cc: Scott N. Semel